UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Schmid, Judson E
   c/o 2555 Davie Road, Suite 110
   Fort Lauderdale, FL  33317
   USA
2. Issuer Name and Ticker or Trading Symbol
   ProxyMed, Inc.
   PILL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   03/31/2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Exec. Vice Pres. and Chief Financial Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Options|$75.00**|3/8/0|J*  |V|133**      |D  |4/9/9|4/9/0|Common Stock|133**  |$75.00*|            |D  |            |
                      |        |2    |    | |           |   |7    |2    |            |       |*      |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Options|$148.20*|3/8/0|J*  |V|333**      |D  |Vario|5/22/|Common Stock|333**  |$148.20|            |D  |            |
                      |*       |2    |    | |           |   |us   |02   |            |       |**     |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Options|$148.20*|3/8/0|J*  |V|400**      |D  |Vario|3/8/0|Common Stock|400**  |$148.20|            |D  |            |
                      |*       |2    |    | |           |   |us   |4    |            |       |**     |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Options|$198.75*|3/8/0|J*  |V|267**      |D  |Vario|6/28/|Common Stock|267**  |$198.75|14,284***   |D  |            |
                      |*       |2    |    | |           |   |us   |04   |            |       |**     |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
*Voluntarily cancelled by Reporting Person bazsed upon the Board of Directors' Approval dated 1/23/02 of the cancellation and re-issuance of "underwater" stock options previously granted.
**Adjusted to reflect the 1-for-15 reverse stock split on August 21, 2001.
***Adjusted to reflect the 1-for-15 reverse stock split on August 21, 2001, minus 200 Options expired on 4/8/01.
SIGNATURE OF REPORTING PERSON
Judson E. Schmid
DATE
April 17, 2002